# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youxin Technology Ltd, CIK 0001964946
CUSIP: G9876W104
Title of class of securities: Class A Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122, GUANGDONG PROVINCE F4 51000086 136313577, GUANGZHOU, China (F4), 510000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058509

## Reporting persons
- SHENGKAI Capital Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,875,000; shared voting power 1,875,000; sole dispositive power 1,875,000; shared dispositive power 1,875,000; aggregate amount beneficially owned 1,875,000 (5.59% of the class)
  Comment: The address of SHENGKAI Capital Ltd is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Shengkai (Guangzhou) Investment Partnership (Limited Partnership) is the sole shareholder of SHENGKAI Capital Ltd. Kaixiong Lin is the ultimate beneficial owner of Shengkai (Guangzhou) Investment Partnership (Limited Partnership) and is deemed to hold voting and dispositive power over the shares held by SHENGKAI Capital Ltd.

## Item 1. Issuer
Name of issuer: Youxin Technology Ltd
Address of issuer's principal executive offices: ROOM 1005, 1006, 1007, NO. 122 HUANGPU AVENUE WEST, TIANHE DISTRICT GUANGZHOU, GUANGDONG PROVINCE, CHINA

## Item 2. Person Filing
Name of person filing: SHENGKAI Capital Ltd
Address of principal business office or, if none, residence:
SHENGKAI Capital Ltd

Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Citizenship: SHENGKAI Capital Ltd -- British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SHENGKAI Capital Ltd: /s/ Kaixiong Lin, Director (03/05/2025)